Exhibit 99.2

Update to certain legal proceeding disclosures in ING Groep N.V.’s 2014 Form 20-F

In connection with the status of the purported class litigation alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities (as described in Item 8 (Financial information – Legal Proceedings, Consolidated Statements and Other Financial Information) of the 2014 Form 20-F), the U.S. Supreme Court on March 30, 2015 vacated the judgment of the Second Circuit and remanded the case back to the Second Circuit.